U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                    000-23562
                                                                  CUSIP NUMBER
                                                                   594 946 105


(CHECK ONE):

|X| Form 10-K    [ ] Form 20-F    [ ] Form 11-K   | | Form 10-Q   [ ] Form N-SAR
         For Period Ended: DECEMBER 31, 2000
                           -----------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR


         For the Transition Period Ended: ______________________________________
--------------------------------------------------------------------------------
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE
                                               --------------
--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
         Full Name of Registrant:  MELTRONIX INC.
         Former Name if Applicable:  NOT APPLICABLE
         Address of Principal Executive Office (Street and Number):
                                                           9577 CHESAPEAKE DRIVE
         City, State and Zip Code:  SAN DIEGO, CALIFORNIA 92123
--------------------------------------------------------------------------------

PART II--RULES 12B-25(b) AND (c)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed
 |X| due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
--------------------------------------------------------------------------------

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  ON FEBRUARY 6, 2001 THE COMPANY CHANGED ITS INDEPENDENT AUDITORS, AND IN CONNECTION WITH SUCH CHANGE THE COMPANY SUFFERED DELAYS IN CLOSING ITS BOOKS FOR FISCAL 2000 AND IN RESOLVING ACCOUNTING AND REPORTING ISSUES. THESE DELAYS COULD NOT HAVE BEEN AVOIDED WITHOUT UNREASONABLE EFFORT OR EXPENSE.

PART IV--OTHER INFORMATION
--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification

                  RANDAL D. SIVILLE          (858)                292-7000
                  --------------------------------------------------------------
                  (Name)                   (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

         If the answer is no, identify report(s):

         Not applicable:       |X| Yes           [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               |X| Yes           [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  IN FISCAL 1999, THE COMPANY RECORDED NET INCOME OF $15,926,000 INCLUDING AN EXTRAORDINARY GAIN OF $18,757,000 WHICH RESULTED FROM THE CONVERSION OF A SUBSTANTIAL PORTION OF THE COMPANY'S DEBT TO EQUITY. IN FISCAL 2000 THE COMPANY INCURRED A NET LOSS. THE COMPANY RECORDED NET SALES FOR 2000 OF $12,903,000, REPRESENTING AN INCREASE OF APPROXIMATELY 39% OVER FISCAL 1999, BUT THE COMPANY ALSO INCURRED SUBSTANTIALLY HIGHER MANUFACTURING AND OPERATING COSTS, RESULTING IN THE NET LOSS FOR FISCAL 2000.

                                 MELTRONIX, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: APRIL 02, 2001                  By  /S/ RANDAL D. SIVILLE
                                      ------------------------------------------
                                      RANDAL D. SIVILLE, CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
--------------------------------------------------------------------------------

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                                                      Exhibit To
                                                                     Form 12b-25



                      Statement Pursuant to Rule 12b-25(c)
                      ------------------------------------


         We agree with the statement contained in Part III of the accompanying Form 12b-25 as to the reasons the Annual Report on Form 10-K of MeltroniX, Inc. for the year ended December 31, 2000 cannot be filed timely without unreasonable effort or expense.



                                                     /s/ Haskell & White LLP
                                                     ---------------------------

                                                     HASKELL & WHITE LLP



Irvine, California
April 2, 2001